05010403

ELPIDA

File No. 82-34850

July 19, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English summary translations of the News release "Elpida to issue Stock Options", the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders and the Notice of Resolution of the 6th Ordinary General Meetings of Shareholders, attached as Annex A hereto.
- English documents filed or distributed since February 1, 2005 to June 30, 2005, attached as Annex B hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Shinya Yugi, Senior Associate of Legal Gr. at 011-813-3281-1606 (telephone) or 011-813-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By ______________________
Name: Hiroji Matsumiya
Title: Chief Financial Officer

Enclosures

File No. 82-34850

ANNEX A

SUMMARY TRANSLATIONS

1. News release "Elpida to issue Stock Options"

[Summary Translation]
June 7, 2005

PRESS RELEASE

I. Reason for the issuance of Stock Options to persons other than shareholders on especially favorable terms

The Stock Options will be issued, for no consideration, to directors, officers, statutory auditors or employees of Elpida Memory, Inc. (the "Company") or its subsidiaries, to provide them with an incentive towards achieving better business performance and to retain and attract talented individuals.

II. Terms of Issuance of Stock Options

(1) Persons to whom the Stock Options are allocated:

The directors, statutory auditors, officers or employees of the Company or a subsidiary of the Company.

(2) Class and total number of shares to be issued upon exercise of the Stock Options:

Not more than 700,000 shares of common stock of the Company, and the number of shares to be issued upon exercise of each Stock Option (the "Number of Shares") is 100 shares of common stock of the Company.

If, after the issue of the Stock Options, the Company splits or consolidates its common stock, the Number of Shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Ratio of split or consolidation}$$

In addition, the Number of Shares that have not yet been issued at the time of such adjustment may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger or incorporation-type merger under the condition that the surviving corporation shall

succeed the Stock Options, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(3) Total number of Stock Options to be issued:

Not more than 7,000.

(4) Issue price of the Stock Options:

No consideration shall be paid.

(5) The price to be paid upon exercise of each Stock Option:

The price to be paid upon exercise of each Stock Option shall be calculated by multiplying (i) the subscription price per share to be issued upon the exercise of each Stock Option (the "Subscription Price") by (ii) the Number of Shares.

The Subscription Price shall be the price 1.05 times larger than an average closing price of common stock of the Company at the Tokyo Stock Exchange in a month immediately before the month when the Stock Options are issued and shall be rounded up to the nearest yen; provided, however, that, if such price is lower than the closing price at the date when Stock Options are issued, the closing price at the date when Stock Options are issued shall be the Subscription Price.

If the Company issues new shares or dispose of its own common stock for treasury at the price below a fair market price, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares (already issued + newly issued)}}$$

If, after the issue of the Stock Options, the Company splits or consolidates its common stock, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-

type merger or incorporation-type merger under the condition that the surviving corporation shall succeed the Stock Options, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(6) Exercise period of the Stock Options:

From October 1, 2007 to September 30, 2013.

(7) Conditions for exercise of Stock Options:

(a) A person to whom Stock Options are allocated must hold the position of either a director, statutory auditor, officer or employee of the Company, or of the companies more than 50% of the total voting rights of which are owned directly or indirectly by the Company at the time of the exercise of each Stock Option; provided, however, that this item (a) shall not be applied to cases where the person ceases to be a director, statutory auditor, officer or employee due to the completion of his/her term of office, or his/her reaching retirement age, or due to reasonable reasons.

(b) When a person to whom Stock Options are allocated dies, the Stock Options may be inherited. When an heir of a person to whom Stock Options are allocated dies, the Stock Options may not be inherited.

(c) The Stock Options may not be pledged or disposed of in any other way.

(d) Other terms and conditions for exercise of Stock Options shall be determined in the "Elpida Memory, Inc. Stock Option Allotment Agreement" between the Company and the person to whom the Stock Options are allocated, terms and conditions of which will be determined pursuant to the resolutions of the general meeting of the shareholders and the meeting of the Board of Directors.

(8) Conditions to cancel the Stock Options: The Company may cancel, for no consideration, any Stock Option in the following cases:

(a) the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or

(b) the Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options.

(9) Restriction on the transfer of Stock Options: Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

2. Notice of Convocation of the 6th Ordinary General Meeting of Shareholders dated June 7, 2005

[Summary Translation]
June 7, 2005

To our Shareholders

Notice of Convocation of the 6th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 6th Ordinary General Meeting of Shareholders of Elpida Memory, Inc., which will be held as follows.

Particulars

1. Date and Time: AM10:00 on June 28 (Tuesday), 2005

2. Location: 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3. Agenda

Matters to be reported:
Business Report, Balance Sheet and Profit and Loss Statement for the 6th term (April 1, 2004 to March 31, 2005)

Matters for Resolution:

First Item of Business:	Approval of the Proposed Disposition of Profit for the 6th term
Second Item of Business:	Appointment of Two (2) Auditors
Third Item of Business:	Appointment of Auditor who will be automatically at office in case of vacancy of Auditor
Forth Item of Business:	Issuance of Stock Options

-End-

3. Notice of Resolution of the 6th Ordinary General Meetings of Shareholders dated June 28, 2005

[Summary Translation]
June 28, 2005

To our Shareholders

Notice of Resolution of the 6th Ordinary General Meetings of Shareholders

Notice is hereby given that the items are reported and approved as follows at the 6th Ordinary General Meeting of Shareholders held today.

Particulars

Matters to be reported:
Business Report, Balance Sheet and Profit and Loss Statement for the 6th term (April 1, 2004 to March 31, 2005) were reported.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Disposition of Profit for the 6th term Approved without any amendment to the original proposal.
Second Item of Business:	Appointment of Two (2) Auditors Mr. Masaji Kubo and Mr. Yoshiatsu Hayashi were appointed, and they accepted office.
Third Item of Business:	Appointment of Auditor who will be automatically at office in case of vacancy of Auditor Ms. Yoriko Noma was appointed.
Forth Item of Business:	Issuance of Stock Options Issuance of Stock Options up to 700,000 common shares to directors, statutory auditors, officers, or employees of the Company or its subsidiaries was approved without any amendment to the original proposal.

-End-

File No. 82-34850

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2005/2/3	Ovonyx and Elpida Sign Technology Licensing and Support Agreement for Phase Change Memory	I
2.	2005/2/10	Elpida Memory to Issue #1 and #2 Domestic Public Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause	II
3.	2005/3/8	Elpida Memory Sets Price for #1 and #2 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause	III
4.	2005/3/9	Elpida and Hiroshima Elpida Make Initial Phase Investment in Production Equipment for its Second 300 mm Fabrication Facility	IV
5.	2005/3/28	Elpida Memory Establishes JPY50 Billion Syndicated Credit Facility; Increases New Financing Options to JPY100 Billion	V
6.	2005/4/4	Elpida Memory Makes Executive Management Changes	VI
7.	2005/4/8	Elpida Memory Revises Financial Results Forecast	VII
8.	2005/4/13	Elpida Memory Joins PSC Board of Directors	VIII
9.	2005/4/25	Elpida Memory, Inc. Consolidated Financial Report for the Year Ended March 31, 2005	IX
10.	2005/5/27	Elpida Memory Announces Corporate Auditor Appointments	X
11.	2005/5/31	Additional Financial Information for the Fiscal Year Ended March 31, 2005	XI
12.	2005/6/3	Elpida Memory Establishes Short-term Notes Program For Electronic CP	XII
13.	2005/6/23	Elpida Memory Joins PTI Board of Directors	XIII
14.	2005/6/28	Elpida Memory Announces Corporate Auditor Appointments	XIV

File No. 82-34850

EXHIBIT I

1. Ovonyx and Elpida Sign Technology Licensing and Support Agreement for Phase Change Memory

ELPIDA

OVONYX

Ovonyx and Elpida Sign Technology Licensing and Support Agreement for Phase Change Memory

Santa Clara, Calif., Tokyo, Japan, Feb. 3, 2005 –Ovonyx, Inc. ("Ovonyx") and Elpida Memory, Inc. ("Elpida") today announced that they have entered into an agreement whereby Ovonyx has licensed Elpida to use its Ovonic Universal Memory (OUM) thin-film semiconductor memory technology. The technology license agreement also provides that Ovonyx will actively support Elpida's program to commercialization OUM phase change memory products.

Ovonyx memory technology uses a reversible phase-change memory process that has been previously commercialized worldwide in rewritable CD and DVD optical memory disks. The Ovonyx array-addressed semiconductor memory technology can be used in applications such as DRAM replacements, as well as embedded applications in many product areas such as microcontrollers and reconfigurable MOS logic.

"This agreement provides Elpida with exciting new options to advance memory technology," said Yukio Sakamoto, president and CEO of Elpida Memory, Inc. "Elpida plans to utilize Ovonyx'phase-change technology to further explore the development of new DRAM features that will provide the high performance and low current consumption required for next-generation mobile applications."

"Elpida is an industry leader in DRAM and a driving force in the development of innovative memory technology," said Tyler Lowrey, President & CEO of Ovonyx. "Phase change memory is a natural complement to DRAM, and we look forward to working together."

About Elpida (www.elpida.com)

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of 100.4 billion yen during the fiscal year ending March 31, 2004.

About Ovonyx (www.ovonyx.com)

Ovonyx was formed with the charter to commercialize the proprietary phase-change semiconductor memory technology originally invented and pioneered by S. R. Ovshinsky at Energy Conversion Devices, Inc. (see website at www.ovonic.com). Ovonyx nonvolatile memory technology offers significantly faster write and erase speeds and higher cycling endurance than conventional Flash memory. It also has the advantage of a simple fabrication process that allows the design of semiconductor chips with embedded nonvolatile memory using only a few additional mask steps. Ovonyx is pursuing commercialization of its array-addressed memory systems through joint development programs with a number of licensees including, BAE Systems, Intel Corporation, ST Microelectronics, Nanochip, and Elpida Memory.

File No. 82-34850

EXHIBIT II

2. Elpida Memory to Issue #1 and #2 Domestic Public Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory to Issue #1 and #2 Domestic Public Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause

TOKYO, JAPAN, February 10, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has filed a security registration statement with the Kanto Local Financial Bureau for the planned issuance of #1, and #2 unsecured straight bonds with inter-bond pari passu clause.

Elpida strengthened its equity capital through the initial public offering (IPO) of common shares on the first section of the Tokyo Stock Exchange in November 2004. Elpida intends to diversify and stabilize its debt financing measures by raising long-term funds from the capital market through the issuance of the bonds with credit rating soon after IPO.

Elpida plans to use the proceeds of the issuance for the repayment of loan and lease obligations which will become due during the fiscal year ending March 31, 2006.

Description of Bonds

- **Elpida Memory, Inc. #1 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
  - Issue Size: JPY 30,000 million (to be determined depending on demand)
  - Duration: 5 years
  - Terms and Conditions: To be determined
  - Preliminary Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
  - Underwriters: Daiwa Securities SMBC Co. Ltd.; Deutsche Securities Limited, Tokyo Branch (joint bookrunners), and other co-managers
  - Fiscal Agent: Sumitomo Mitsui Banking Corporation

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- Use of Proceeds: Repayment of loan and lease obligations

- **Elpida Memory, Inc. #2 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
  - Issue Size: JPY 10,000 million (to be determined depending on demand)
  - Duration: 7 years
  - Terms and Conditions: To be determined
  - Preliminary Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
  - Underwriters: Daiwa Securities SMBC Co. Ltd.; Deutsche Securities Limited Tokyo Branch (Joint Bookrunners), and other co-managers
  - Fiscal Agent: Sumitomo Mitsui Banking Corporation
  - Use of Proceeds: Repayment of loan and lease obligations

- **Schedule**
  - Pricing: On a day between March 3 (Thursday) and March 8 (Tuesday), 2005
  - Payment: On a day between March 16 (Wednesday) and March 22 (Tuesday), 2005

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ended March 31, 2004. For more information, visit www.elpida.com.

The above statement is conditional upon the filing becomes effective as per the Securities Exchange Law. This is a press release document intended for publicizing the planned issuance of the corporate bonds and is not intended for solicitation of the bonds. For potential investment in the bonds, please carefully read the securities registration statement (available only in Japanese) prepared by Elpida and make your own investment judgment.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

###

EXHIBIT III

3. Elpida Memory Sets Price for #1 and #2 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Sets Price for #1 and #2 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause

TOKYO, JAPAN, March 8, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has set the price for #1 and #2 unsecured straight bonds with inter-bond pari passu clause as stated below.

Elpida has increased the total offering size to JPY 70 billion from JPY40 billion, given the strong demand which exceeds the initial offering size.

<u>**Description of Bonds**</u>

- **Elpida Memory, Inc. #1 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
  - Issue Size: JPY 55 billion
  - Denomination: JPY 100 million
  - Interest Rate: 1.45% per annum
  - Issue price: JPY100 per face value JPY 100
  - Duration: 5 years
  - Maturity Date: March 19, 2010
  - Interest Payment Date: March 22, and September 22 each year
  - Payment Date: March 22, 2005
  - Underwriters: Daiwa Securities SMBC Co. Ltd.; Deutsche Securities Limited, Tokyo Branch (joint lead managers and joint bookrunners), and other co-managers
  - Fiscal Agent: Sumitomo Mitsui Banking Corporation
  - Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
  - Use of Proceeds: Repayment of loans and lease obligations

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- **Elpida Memory, Inc. #2 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
    - Issue Size: JPY 15 billion
    - Denomination: JPY 100 million
    - Interest Rate: 2.03% per year
    - Issue price: JPY100 per face value JPY100
    - Duration: 7 years
    - Maturity Date: March 22, 2012
    - Interest Payment Date: March 22, and September 22 each year
    - Payment Date: March 22, 2005
    - Underwriters: Daiwa Securities SMBC Co. Ltd.; Deutsche Securities Limited, Tokyo Branch (joint lead managers and joint bookrunners)
    - Fiscal Agent: Sumitomo Mitsui Banking Corporation
    - Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
    - Use of Proceeds: Repayment of loans and lease obligations

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

This is a press release document intended for publicizing the issuance of the corporate bonds and is not intended for solicitation of the bonds. For potential investment in the bonds, please carefully read the securities registration statement (available only in Japanese) prepared by Elpida and make your own investment judgment.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

###

4. Elpida and Hiroshima Elpida Make Initial Phase Investment in Production Equipment for its Second 300 mm Fabrication Facility

ELPIDA

News Release

FOR IMMEDIATE RELEASE

<CORRECTED>

Elpida and Hiroshima Elpida Make Initial Phase Investment in Production Equipment for its Second 300 mm Fabrication Facility

Hiroshima Elpida's E300-Fab2 Emphasizes "Earth-Friendly Production"

TOKYO, JAPAN, March 9, 2005 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), and Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), a wholly owned subsidiary of Elpida, today announced the first phase of investment in manufacturing equipment for its second 300 mm wafer fabrication facility, E300-Fab2

1. The details of the investment are as follows:
   - Hiroshima Elpida will place purchase orders for the manufacturing equipment for 15,000 wafers per month production, including 1,000 wafers allocated to R&D, for the E300-Fab2 (Total planned capacity for the fab is 60,000 wafers per month when it is completed).
   - Total purchase order is estimated to be over JPY 100 billion*.
   - Mass production is slated to begin in December 2005, and capacity will reach 15,000 wafers per month by the first quarter of FY2006.
2. This E300-Fab2 emphasizes "earth-friendly production" through various activities such as the installation of manufacturing equipment which is considered to be environmentally safe. Hiroshima Elpida has been certified according to ISO14001 standards for its commitment to environmental manufacturing. The company also achieved zero-waste

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emissions in 2000 and an 85% recycle rate of drainage in 2004.

Hiroshima Elpida will further enhance its environmentally conscious approach to production at the E300-Fab2 and aims to reduce carbon dioxide (CO_2) discharge by more than 20%.

E300-Fab2 Environmental Effects

Out of consideration for the environment, Hiroshima Elpida has been adapting a Co-Generation System (CGS), a thermoelectric energy supply equipment using natural gas. Hiroshima Elpida has been highly praised for this activity and was given the "Superior Factory for Energy Management" award by the Ministry of Economy, Trade and Industry in February 2005. Elpida and Hiroshima Elpida are planning one of the largest CGS installations in the global semiconductor industry in the E300-Fab2. The system is expected to contribute to energy conservation and CO_2/NOX reduction by comprehensively utilizing steam generated during private electrical power generation. As a result, a CO_2 discharge reduction of over 20% is anticipated compared to standard electric power usage, and this will make a large contribution towards the prevention of global warming. Elpida and Hiroshima Elpida have been receiving cooperation from Hiroshima Gas Co., Ltd. regarding the assurance of a stable supply of natural gas.

By assessing future DRAM market conditions and demand trends, Elpida and Hiroshima Elpida plan to gradually increase production output at the E300-Fab2 to 60,000 wafers per month. Elpida and Hiroshima Elpida are committed to providing leading-edge DRAM solutions for the global electronics market while maintaining a reputation as an environmentally-friendly enterprise.

* **CORRECTION:** "*JPY 100 billion*" instead of "*JPY 1 billion*"

About Hiroshima Elpida Memory, Inc.

Hiroshima Elpida Memory, Inc. was established on September 1, 2003 as a wholly owned subsidiary of Elpida Memory, Inc. The organization provides Elpida with strong framework for its entire DRAM business including device development functions, as well as leading-

edge processing and production capabilities. Hiroshima Elpida is comprised of a 200mm manufacturing facility and a state-of-the-art 300mm wafer fabrication facility.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

###

File No. 82-34850

EXHIBIT V

5. Elpida Memory Establishes JPY50 Billion Syndicated Credit Facility; Increases New Financing Options to JPY100 Billion

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Establishes JPY50 Billion Syndicated Credit Facility; Increases New Financing Options to JPY100 Billion

TOKYO, JAPAN, March 28, 2005 – Elpida Memory, Inc (Elpida), Japan's leading supplier of Dynamic Random Access Memory (DRAM), today announced that it has established a syndicated credit facility valued at JPY50 Billion with 29 financial institutions, consisting of term loans with a commitment period to support the flexible and timely implementation of planned capital expenditures. In addition to the syndicated facility, Elpida has also assured a JPY50 billion short-term commitment facility with its five major banks, consisting of short-term loans so supplement its short-term working capital requirements. This brings the total amount of newly available financing options to JPY100 Billion.

The syndicated facility is the first such agreement since Elpida's Initial Public Offering (IPO) in November 2004. Under the terms and conditions of the agreement, Elpida may execute term loans with a maturity date ending in March 2009. UFJ Bank Limited and Sumitomo Mitsui Banking Corporation have acted as Arrangers, and UFJ Bank Limited has acted as Agent.

In addition to financing from the capital market through the straight bonds issued on March 22, 2005, this syndicated credit facility represents Elpida's strategy to further diversify its financing options through market-oriented indirect financing.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

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File No. 82-34850

EXHIBIT VI

6. Elpida Memory Makes Executive Management Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Makes Executive Management Changes

TOKYO, April 4, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that its board of directors has made several changes to the executive management team. The following changes became effective on April 1, 2005.

Change

Title	**Name**	**Previous Title**
Chief Marketing Officer	Shinji Shimizu	Chief Technology Officer
Executive Officer, Digital Consumer Division	Shigeru Koshimaru	Chief Marketing Officer
Chief Technology Officer	Takao Adachi	Executive Officer, Technology & Development Office

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

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File No. 82-34850

EXHIBIT VII

7. Elpida Memory Revises Financial Results Forecast

ELPIDA

FOR IMMEDIATE RELEASE

Elpida Memory Revises Financial Results Forecast

TOKYO, JAPAN, April 8, 2005 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the revision of its financial forecast for the fiscal year ending March 31, 2005, which was previously announced on January 24, 2005.

1. Revision of consolidated financial results forecast for the fiscal year ending March 31, 2005

(Billions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Previous Forecast (Jan 24, 2005) (a)	211.0 - 214.0	17.8 - 21.8	12.7 - 16.7	12.0 - 16.0
Revised Forecast (b)	207.0	15.0	10.6	8.1
Change from previous forecast (b-a)	(4.0) - (7.0)	(2.8) - (6.8)	(2.1) - (6.1)	(3.9) - (7.9)
Results of FY2003 (c)	100.4	(26.4)	(25.5)	(26.9)
Change from FY2003 (b-c)	106.6	41.4	36.1	35.0

2. Reasons for Revision

1) DRAM market price for PCs and servers dropped more than our previous forecast.
2) Demand for DRAM for digital consumer electronics and mobile phones was weaker than our previous forecast.
3) In June 2002, our U.S. subsidiary, Elpida Memory (USA) Inc. received a grand jury subpoena from the U.S. District Court, seeking information regarding an investigation by the Antitrust Division of the DOJ into possible antitrust violations in the DRAM industry. Although the DRAM industry investigation has been continuing, we have decided to create a reserve for potential liabilities, approximately 1.9 billion yen, related to this in view of other recent DRAM companies' activities. We are cooperating with the DOJ in its investigation.

We will release FY2004 financial results on April 25, 2005.

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

File No. 82-34850

EXHIBIT VIII

8. Elpida Memory Joins PSC Board of Directors

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Joins PSC Board of Directors

TOKYO, April 13, 2005 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has joined the board of directors for Powerchip Semiconductor Corporation (PSC) and has appointed Shinji Shimizu to serve as its representative. The appointment became effective on April 12, 2005.

The two companies already have an agreement in place in which Elpida provides technology transfer to PSC and PSC provides foundry services to Elpida for DRAM products. Also in March 2005, Elpida completed the purchase of 24.5million shares of PSC stock (equal to approximately 0.6% of PSC's total stock). Elpida's appointment to the PSC board of directors further enhances and leverages the mutual partnership and strong business relationship between Elpida and PSC.

Appointment

Title	Name	Current Title—Elpida Memory
Member, Board of Directors – Powerchip Semiconductor Corporation	Shinji Shimizu	Chief Marketing Officer (Continuing)

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

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File No. 82-34850

EXHIBIT IX

9. Elpida Memory, Inc. Consolidated Financial Report for the Year Ended March 31, 2005

File No. 82-34850

EXHIBIT X

10. Elpida Memory Announces Corporate Auditor Appointments

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Corporate Auditor Appointments

TOKYO, May 27, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today decided candidates for the positions of Corporate Auditors. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 28, 2005.

Candidates for Corporate Auditors

Name	Title
Masaji Kubo	Executive officer
Yoshiatsu Hayashi	Senior Manager, Hitachi, Ltd.

Mr.Yoshiatsu Hayashi is a candidate who fulfills the qualification requirements to be outside corporate auditor as provided for in Article 18-1 of the Commercial Code of Japan.

Mr. Mitsuyoshi Toyoshima, Corporate auditor now in office, will resign its position after the Ordinary General Meeting of Shareholders to be held on June 28, 2005.

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File No. 82-34850

EXHIBIT XI

11. Additional Financial Information for the Fiscal Year Ended March 31, 2005

ELPIDA

Additional Financial Information for the Fiscal Year Ended March 31, 2005.

1. Income Taxes

Elpida Memory, Inc. and its domestic consolidated subsidiary are subject to corporation tax, inhabitants' taxes and enterprise tax in Japan, which, in the aggregate, result in a statutory tax rate of 42.1%, 42.1% and 40.8% for the years ended March 31, 2003, 2004 and 2005, respectively. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

Significant components of reconciling items between the statutory tax rate and the effective tax rate are as follows:

	Year ended March 31,		
	2003	2004	2005
Statutory tax rate	42.1%	42.1%	**40.8%**
Adjustments:			
Valuation allowances	(41.8)	(46.1)	**(33.4)**
Other	(0.9)	(1.2)	**0.8**
Effective tax rate	(0.6)%	(5.2)%	**8.2%**

New legislation was enacted in March 2003 changed the aggregate statutory tax rate from 42.1% to 40.8% effective for fiscal years beginning after March 31, 2004. The effect of this tax rate change was not material.

The significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	March 31,		March 31,
	2004	2005	2005
	(Millions of yen)		*(Thousands of U.S dollars)*
Deferred tax assets:			
Net operating loss carryforwards	¥ 33,774	**¥ 29,487**	**$ 274,579**
Accrued bonuses	533	**520**	**4,842**
Depreciation	505	**2,144**	**19,965**
Accrual for investigation performed by the United States Department of Justice	–	**789**	**7,347**
Other	241	**1,105**	**10,289**
Subtotal	35,053	**34,045**	**317,022**
Less: valuation allowances	(33,963)	**(30,973)**	**(288,416)**

Total deferred tax assets	1,090	3,072	28,606
Deferred tax liabilities:			
Depreciation	(1,954)	(3,396)	(31,623)
Other	(43)	(40)	(373)
Total deferred tax liabilities	(1,997)	(3,436)	(31,996)
Net deferred tax liabilities	¥ (907)	¥ (364)	$ (3,390)

2. Retirement Benefit for Employees

Elpida Memory, Inc. and its domestic consolidated subsidiary established certain retirement benefit plans for employees on April 1, 2004. The plans consist of a lump-sum indemnity plan commenced in April 2004, a defined benefit pension plan commenced in October 2004 and a defined contribution plan commenced in May 2004. Certain foreign consolidated subsidiaries have defined contribution plans and lump-sum indemnity plans.

The funded status of retirement benefit obligations at March 31, 2005 were as follows:

	March 31, 2005	
	(Million of yen)	*(Thousands of U.S. dollars)*
Retirement benefit obligations	¥2,961	$ 27,572
Plan assets at fair value	2,484	23,131
Unfunded retirement benefit obligation	477	4,441
Unrecognized items:		
Prior service costs	353	3,287
Actuarial loss	50	465
Accrued retirement benefits for employees	¥ 74	$ 689

In addition to the above-mentioned accrued retirement benefits for employees, additional accruals of ¥8 million ($74 thousand) were recorded for certain foreign consolidated subsidiaries.

The composition of net pension and severance costs for the year ended March 31, 2005 was as follows:

	March 31, 2005	
	(Million of yen)	*(Thousands of U.S. dollars)*
Service cost	¥286	$ 2,663
Interest cost	15	140
Expected return on plan assets	(60)	(559)
Amortization of prior service costs	11	102
Net pension and severance costs	252	2,346
Contribution for defined contribution plan	76	708
Total	¥328	$ 3,054

The assumptions used in accounting for above plans were 2.1% of discount rate and 2.5% of expected return rate on assets.

3. Derivative Financial Instruments

(1) Summary of derivative transactions

a) Derivative transactions and hedging activities

The Company utilizes derivative instruments to manage fluctuations in foreign exchange rates and interest rates.

b) Policies

The Company's policies prohibit holding or issuing derivative instruments for trading purposes.

c) Purposes of derivative transactions

Forward foreign exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign exchange rates on accounts receivable/payable denominated in foreign currencies arising from the Company's operating activities. Interest rate swap agreements to exchange variable rate interest payments for fixed rate interest payments have been entered into to decrease the adverse impact of an increase in variable interest rates on borrowings.

d) Risks arising from derivative transactions

The counter parties to the Company's forward foreign exchange contracts and interest rate agreements are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counter parties, however, the Company does not anticipate nonperformance by the counter parties to these agreements, and no material losses are expected.

e) Risk management on derivative transactions

The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative instruments.

f) Supplementary information on the fair values of derivative transactions

Contract amounts noted below do not necessarily indicate the market risk of the derivative transactions.

4. Derivative Financial Instruments (continued)

(2) Information on fair value

a) Derivative relating to foreign currency

Classification	Description	March 31, 2003 Notional amount	March 31, 2003 Notional amount more than 1 year	March 31, 2003 Fair value	March 31, 2003 Gain (loss)	March 31, 2004 Notional amount	March 31, 2004 Notional amount more than 1 year	March 31, 2004 Fair value	March 31, 2004 Gain (loss)
		(Millions of yen)				(Millions of yen)			
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	¥ –	¥–	¥ –	¥ –	¥4,557	¥–	¥4,538	¥19
	Buying:								
	U.S. dollar	1,438	–	1,418	(20)	515	–	516	1
	Total				¥(20)				¥20

Classification	Description	March 31, 2005 Notional amount	March 31, 2005 Notional amount more than 1 year	March 31, 2005 Fair value	March 31, 2005 Gain (loss)	March 31, 2005 Notional amount	March 31, 2005 Notional amount more than 1 year	March 31, 2005 Fair value	March 31, 2005 Gain (loss)
		(Millions of yen)				(Thousands of U.S. dollars)			
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	**¥16,731**	**¥–**	**¥17,192**	**¥(461)**	**$155,797**	**$–**	**$160,090**	**$(4,293)**
	Buying:								
	U.S. dollar	**414**	**–**	**417**	**3**	**3,855**	**–**	**3,883**	**28**
	Total				**¥(458)**				**$(4,265)**

Note: Fair value at March 31, 2003, 2004 and 2005 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

b) Derivative relating to interest rates

The notional amount for interest rate swap agreements outstanding and qualified as perfect hedge at March 31, 2005 was ¥61,000 million ($568,023 thousand).

5. Related Party Transactions

The following is a summary of related party transactions for the years ended March 31, 2003, 2004 and 2005.

(1) For the year ended March 31, 2003

a) Parent company and major shareholders

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
Other relative company	NEC Corporation	Minato-ku, Tokyo	¥244,726	Manufacture and sales of communications equipments, computers, electronic devices and other products	(Possessed by) Directly 50.0	Collateral Office 1 Part time 1	Supply of merchandises and semi-finished components to the Company	Purchase of merchandises and semi-finished components	¥24,554	Accounts payable, trade	¥1,436
								Purchase of fixed assets	¥ 1,616	Accounts payable, other	¥ 524
								Subscription for stock	¥29,500	–	–
Other relative company	Hitachi, Ltd.	Chiyoda-ku, Tokyo	¥282,032	Manufacture and sales of electronic machineries and tools	(Possessed by) Directly 50.0	Part time 3	Supply of merchandises to the Company	Purchase of merchandises	¥19,478	Accounts payable, trade	¥3,629
								Subscription for stock	¥29,500	–	–

5. Related Party Transactions (continued)

(1) For the year ended March 31, 2003 (continued)

b) Subsidiaries

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
Affiliated company	Elpida Memory (USA) Inc.	California, USA	(us$) 4,000 thousand	Sales of integrated circuits	Directly 20.0	Collateral Office 1 Part time 1	Sales of merchandises and products of the Company	Sales of merchandises and products	¥19,590	Accounts receivable, trade	¥1,825

Note: Elpida Memory (USA) Inc. will be a solely owned subsidiary on March 24, 2004.

5. Related Party Transactions (continued)

(1) For the year ended March 31, 2003 (continued)

c) Subsidiaries of parent company

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
Subsidiary of other relative company	NEC Ameniplantex., Ltd.	Minato-ku, Tokyo	¥240	Designing and construction controls of buildings and environmental systems	–	–	Designing and construction of facilities at Hiroshima factory	Purchase of fixed assets	¥1,807	Accounts payable, other	¥ 145
Subsidiary of other relative company	NEC Hiroshima	Higashi-Hiro shima-city, Hiroshima Prefecture	¥200	Manufacture and sales of integrated circuits	–	–	Supply of semi-finished components and provision of manufacturing services for the Company	Purchase of semi-finished components	¥5,655	Accounts payable, trade	¥4,130
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	(S$) 111 million	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥4,370	Accounts receivable, other	¥3,105
								Re-purchase of semi-finished components for contract manufacturing	¥5,450	Accounts payable, trade	¥3,359

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
Subsidiary of other relative company	Eastern Japan Semi-conductor Technologies, Inc.	Oume-city, Tokyo	¥2,060	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥2,801	Accounts receivable, other	¥2,362
								Re-purchase of semi-finished components for contract manufacturing	¥2,999	Accounts payable, trade	¥2,774
Subsidiary of other relative company	Hitachi High-Technologies Corporation	Minato-ku, Tokyo	¥7,938	Manufacture, sales and maintenance of Electronic devices and other electronic products	–	–	Supply of products of the Company and installation of semiconductor manufacturing equipments for the Company	Purchase of fixed assets	¥2,271	Accounts payable, other	¥1,140

Notes 1. Consumption taxes are included in the balances as at March 31, 2003 but are not included in transaction amounts for the year ended March 31, 2003 in the schedules a), b) and c) shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels. Terms and conditions relating to purchases of fixed assets and other assets have been determined thorough negotiations on a case-by-case basis.

5. Related Party Transactions (continued)

(2) For the year ended March 31, 2004

a) Parent company and major shareholders

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
Other relative company	NEC Corporation	Minato-ku, Tokyo	¥337,820	Manufacture and sales of communications equipments, computers, electronic devices and other products	(Possessed by) Directly 50.0	Collateral Office 1	Supply of semi-finished components to the Company	Purchase of semi-finished components	¥ 609	Accounts payable, trade	¥ 77
						Part time 1		Subscription for stock	¥9,500	–	–
Other relative company	Hitachi, Ltd.	Chiyoda-ku, Tokyo	¥282,032	Manufacture and sales of electronic machineries and tools	(Possessed by) Directly 50.0	Part time 2	Supply of merchandises to the Company	Purchase of merchandises	¥5,084	Accounts payable, trade	¥920
								Subscription for stock	¥9,500	–	–

5. Related Party Transactions (continued)

(2) For the year ended March 31, 2004 (continued)

b) Subsidiaries

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
Affiliated company	Elpida Memory (USA) Inc.	California, USA	US$ 4,000 thousand	Sales of integrated circuits	Directly 100.0	Collateral Office 1 Part time 1	Sales of merchandises and products of the Company	Sales of merchandises and products	¥30,687	–	–

Note: Elpida Memory (U.S.A.), Inc. that had been accounted for by the equity method, became a wholly owned subsidiary effective March 24, 2004, and therefore, the transaction amount for the year was included in the above table.

5. Related Party Transactions (continued)

(2) For the year ended March 31, 2004 (continued)

c) Subsidiaries of parent company

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
Subsidiary of other relative company	NEC Ameniplantex., Ltd.	Minato-ku, Tokyo	¥240	Designing and construction controls of buildings and environmental systems	–	–	Designing and construction of facilities at Hiroshima factory	Purchase of fixed assets	¥2,071	Accounts payable, other	¥85
Subsidiary of other relative company	NEC Hiroshima	Higashi-Hiroshima-city, Hiroshima Prefecture	¥200	Manufacture and sales of integrated circuits	–	–	Supply of semi-finished components and provision of manufacturing services for the Company	Purchase of semi-finished components	¥10,864	–	–
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$ 111 million	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥27,758	Accounts receivable, other	¥317
								Re-purchase of semi-finished components for contract manufacturing	¥32,761	–	

						Relationship			For the		
Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Concurrent directors	Description of the business relationship	Transactions	year ended March 31, 2004	Accounts	At March 31, 2004
Subsidiary of other relative company	Hitachi High-Technologies Corporation	Minato-ku, Tokyo	¥7,938	Manufacture, sales and maintenance of Electronic devices and other electronic products	–	–	Supply of products of the Company and installation of semiconductor manufacturing equipments for the Company	Purchase of fixed assets	¥4,107	Accounts payable, other	¥2,927

Notes 1. Consumption taxes are included in the balances as at March 31, 2004 but are not included in transaction amounts for the year ended March 31, 2004 in the schedules a), b) and c) shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels. Terms and conditions relating to purchases of fixed assets and other assets have been determined thorough negotiations on a case-by-case basis.

5. Related Party Transactions (continued)

(3) For the year ended March 31, 2005

a) Subsidiaries of parent company

(Millions of yen/Thousands of U.S. dollars)

						Relationship					
Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Concurrent directors	Description of the business relationship	Transactions	For the year ended March 31, 2005	Accounts	At March 31, 2005
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$ 111 million	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥38,881 ($362,054)	–	–
								Re-purchase of semi-finished components for contract manufacturing	¥50,296 ($468,349)	Accounts payable, trade	¥1,288 ($11,994)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2005	Accounts	At March 31, 2005
Subsidiary of other relative company	NEC Electronics Corporation	Kawasaki-city Kanagawa Prefecture	¥85,955	Manufacture and sales of integrated circuits	–	Part time 1	Contract manufacturing of finished components	Sales of products	¥20,713 ($192,876)	Accounts receivable, trade	¥ 6,393 ($59,531)

Notes 1. Consumption taxes are included in the balances as at March 31, 2005 but are not included in transaction amounts for the year ended March 31, 2005 in the schedules shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels.

File No. 82-34850

EXHIBIT XII

12. Elpida Memory Establishes Short-term Notes Program For Electronic CP

N E W S R E L E A S E

ELPIDA

Elpida Memory, Inc.
2-1 Yaesu 2-chome, Chuo-ku
Tokyo, 104-0028 JAPAN
TEL: +81-3-3281-1500

Elpida Memory Establishes Short-term Notes Program For Electronic CP

TOKYO, JAPAN, June 3, 2005 – Elpida Memory, Inc. (Elpida) today announced that it has established a short-term notes program for issuing Electronic Commercial Paper (CP), effective immediately and valued at JPY50 billion.

This program represents Elpida's strategy to further diversify its financing options in addition to the commitment line contracts announced on March 28, 2005. Although Elpida is not planning to issue short-term notes at the present moment, Elpida may consider the issuance of Electronic CP in the future, in the event of financial need.

Additionally, the Japan Credit Rating Agency, Ltd. (JCR) classified this program "J-2" (debt limit: JPY50 billion, backup line: none) on February 10, 2005.

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File No. 82-34850

EXHIBIT XIII

13. Elpida Memory Joins PTI Board of Directors

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Joins PTI Board of Directors

TOKYO, Japan, June 23, 2005 – Elpida Memory, Inc. ("Elpida"), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that its executive officer, Yoshitaka Kinoshita, has been appointed as a member of the board of directors for Powertech Technology Inc. (Hsinchu, Taiwan)("PTI").

Elpida has been outsourcing its back-end process for DRAM manufacturing to PTI. This appointment to the PTI board of directors further enhances and leverages the mutual partnership and strong business relationship of both companies.

Appointment

Title	**Name**	**Current Title—Elpida Memory**
Board Member– Powertech Technology Inc.	Yoshitaka Kinoshita	Executive Officer, Server and PC Division (Continuing)

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ended March 31, 2005. For more information, visit www.elpida.com.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

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File No. 82-34850

EXHIBIT XIV

14. Elpida Memory Announces Corporate Auditor Appointments

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Corporate Auditor Appointments

TOKYO, June 28, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced its new appointments of Corporate Auditors, which were approved by the shareholders' meeting on June 28, 2005.

New Corporate Auditors

Masaji Kubo (previously, Executive Officer)
Yoshiatsu Hayashi (Senior Manager, Hitachi, Ltd.)

Mr. Yoshiatsu Hayashi is a corporate auditor who fulfills the qualification requirements to be outside corporate auditor as provided for in Article 18-1 of the Commercial Code of Japan.

Mr. Mitsuyoshi Toyoshima, Corporate Auditor and a predecessor of Mr. Yoshiatsu Hayashi, resigned its position upon the closing of the shareholders' meeting on June 28, 2005.

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